
05009950

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

July 15, 2005


SEC MAIL PROCESSING SECTION
RECEIVED
JUL 25 2005
WASH. D.C.
198

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

July 15, 2005	Stock Exchange Announcement – Trading Statement
July 15, 2005	Stock Exchange Announcement – Result of Annual General Meeting

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.


PROCESSED
JUL 28 2005
THOMSON
FINANCIAL

By: Christopher C. Roberts
Christopher C. Roberts

Enclosures
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-78.doc
T: 072505

11921 Rockville Pike, Rockville, Maryland 20852-2743 • Tel: (301) 230-5200 • Fax: (301) 230-2891
Washington, D.C. Office: (202) 872-0400 • Greenbelt, Maryland Office: (301) 699-9883 • Tysons Corner, Virginia Office: (703) 684-5200
E-mail: lawfirm@srgpe.com • Internet: www.shulmanrogers.com

REG-Electrocomponents Trading Statement

RNS Number:9329O
Electrocomponents PLC
15 July 2005

Embargoed to 2.00pm 15 July 2005

ELECTROCOMPONENTS PLC

Electrocomponents plc, the major international high service distributor, has today given a trading update at its Annual General Meeting.

Trading Update

We announced our results for the year ended 31 March 2005 on 25 May 2005 and provided a review of current trading as part of that announcement.

Since the year end, sales have continued to grow strongly on last year in North America, Asia, Japan and the smaller European businesses. Our businesses in France, Germany and Italy have shown some recovery in sales growth, but the rate has been variable. Sales of the UK business have declined by 3.5% with continuing pressure on margins. Overall Group sales have grown by 2.5%. Sales growth rates are adjusted for exchange rates and trading days.

The implementation of the Enterprise Business Systems project in the UK is progressing well with the system build phase, a major milestone, now complete.

We continue to be cautious on the trading outlook given the uncertainties in our major markets.

Contacts:

Ian Mason	Chief Executive	01865 204000
Jeff Hewitt	Deputy Chairman / Finance Director	01865 204000
Diana Soltmann	Flagship Consulting Ltd	0207 886 8440

END

REG-Electrocomponents Result of AGM

RNS Number:9477O
Electrocomponents PLC
15 July 2005

Electrocomponents Plc - Annual General Meeting

Electrocomponents Plc announces that each of the resolutions set out in the Notice of Meeting dated 25th May 2005 were passed by shareholders at today's Annual General Meeting, including the following resolutions passed as special business:

- Renewal of the Directors' authority for the purchase by the Company of its own shares;
- Alteration of the Articles of Association - indemnity to directors and officers;

Copies of the above resolutions have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. no. + 44 (0) 20 7066 1000.

END

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